PAESANO I AKKASHIAN
ATTORNEYS & COUNSELORS 132 North Old Woodward Avenue Birmingham, Michigan 48009 P 248.792.6886 F 248.792.6885 www.paesanoakkashian.com	Anthony R. Paesano Brian M. Akkashian Jeffery T. Herrick Daniel S. Hoops Of Counsel Also Licensed in Florida

                                                                                                         July 2, 2012

Russell Mancuso
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: PyroTec, Inc.
       Form 8-K
       Filed June 5, 2012
       File No. 000-54547

Dear Mr. Mancuso:

       This letter is in follow up to your June 13, 2012 correspondence to John Burns, Chief Executive Officer for PyroTec, Inc. ("PyroTec"). As you aware, your office cordially granted PyroTec a one-week extension to respond to your Comment Letter and file an amended Form 8-K to account for additional disclosures under
Item 5.06. The agreed response date was today; however, my client is not prepared to provide a complete response and a thorough disclosure in light of recent developments associated with its business purpose.

       More specifically, in addition to processing subscriptions for the restricted stock, PyroTec's Board of
Directors will be meeting tomorrow to vote on a potential joint venture with an unrelated party, which in turn, will significantly amend the June 5, 2012 Form 8-K. The Board of Directors also has other agenda items to vote on that might significantly alter its business purpose and financial projections. I have advised my client to freeze all subscription and other capital raising events until the Board of Director's resolutions are executed, and subsequently disclosed in a Form 8-K/A, which I would suspect would include amendments to Item 5.06
(as addressed in your June 13, 2012 Comment Letter).

       In light of these developments, I am respectfully requesting a one-week extension to respond to your
June 13, 2012 Comment Letter. Thank you for your patience, consideration and continued cooperation. If this extension is acceptable, please advise so in writing or email.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Cc: Louis Rambo (via email)